[S&C Letterhead]

February 1, 2011

Via Edgar and Federal Express

Ms. Ellie Bavaria,

United States Securities and Exchange Commission,

Division of Corporate Finance,

100 F Street, N.E.,

Washington, D.C. 20549-3628.

Re:	Québec

Registration Statement under Schedule B

File No. 333-171105

Filed December 10, 2010

Form 18-K for Fiscal Year Ended March 31, 2010, as amended

File No. 2-86339

Filed June 9, 2010, as amended

Dear Ms. Bavaria:

Please find attached a memorandum prepared by Québec in response to the Securities and Exchange Commission’s comment letter addressed to Mr. John Parisella, Québec Government House, dated January 6, 2011.

If you have any questions, please do not hesitate to contact the undersigned at (212) 558-3876.

Very truly yours,

/s/ Robert E. Buckholz, Jr.
Robert E. Buckholz, Jr.

Memorandum of Responses

For the convenience of the Staff, we have reproduced the Staff’s comments below, followed by our responses. For your background information, and to place our responses in context, each year Québec files an Annual Report on Form 18-K, which includes a detailed discussion of the provincial economy and public finances, and then provides material updating the Form 18-K by filing Reports on Form 18-K/A; these updates include Québec’s monthly financial reports, excerpts of Québec’s annual accounts and excerpts of Québec’s annual budget, as those documents are issued by Québec. Québec’s fiscal year ends on March 31.

Québec filed its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (which we refer to as the “2010 18-K”) on June 9, 2010. Québec filed excerpts from its annual accounts, together with excerpts from an “Update on Québec’s Economic and Financial Situation” (which we refer to as the “Mid-year Update”), on a Form 18-K/A on December 8, 2010. The most recent monthly report, for October 2010, was filed on a Form 18-K/A on January 27, 2010.

Schedule B

Where You Can Find More Information, page 2

1.    Please include the file numbers of the documents incorporated by reference.

Response: We have added to the Registration Statement, on p. 2, a statement that all of the incorporated documents are filed with the SEC under File No. 2-86339.

Debt Records, page 12

2.    Please state clearly, without any qualifications, whether Québec has, within a period of twenty years before the filing of the registration statement, defaulted on the principal or interest of any external security. Refer to paragraph 4 of Schedule B of the Securities Act of 1933.

Response: We have revised the disclosure on p. 12 in response to this comment.

Annual Report on Form 18-K

Exhibit 99.1

General

3.    Please update all statistics and the disclosure regarding pending litigation to provide the most recent data available.

Response: The Description of Québec included in the 2010 18-K contains disclosure about government finances, including government debt, and disclosure on the Québec economy. In our view, the purpose of including information on the economy is to provide investors with supplemental information that bears on Québec’s current and prospective government finances, and thus its credit. The principal focus of Québec’s Form 18-K/A filings is to update the information on government finances; the monthly reports and the Mid-year Update focus principally on government finances. Québec prepares detailed statistical information with respect to the economy on an annual basis, for inclusion in the Annual Report on Form 18-K, and has included updating information as to Québec’s economic outlook in the Mid-year Update, in the context of updating Québec’s fiscal outlook. Although it might be theoretically possible also to update the detailed statistical information with respect to Québec’s economy to some interim date, we submit that this would not provide any material information beyond what is already provided in the historical and outlook information set forth in the 2010 18-K and the Mid-year Update. We can also specifically confirm that there have been no material developments with respect to pending litigation since the filing of the 2010 18-K. We therefore propose not to provide any further updating information in response to this comment.

Québec, page 6

4.    Please include demographic information, such as age distribution and population growth rate for a five-year period.

Response: Table 1, on p. 10, includes detailed information as to population, labor force and employment (including annual percentage growth, and compound annual rates of growth), together with the unemployment rate, over the prior 5-year period. Although we believe this encompasses the principal demographic information that would be of interest to investors, in light of your comment, we intend to add, in our next annual report on Form 18-K, comparable 5-year information with respect to the labor force participation rate.

Exports and Imports, page 13

5.    Please provide the geographic distribution for the most significant export and import markets.

Response: As noted on p. 14, the United States is Québec’s principal international export market, accounting for 69% of international exports of goods in 2009. The balance of international exports are broadly distributed (Europe: 16%; Asia (excluding Middle East): 6%; Middle East: 3%; rest of world: 5%), and the details of that distribution are accordingly not significant. However, in light of your comment, we intend to add the foregoing regional break-out of international exports in our next annual report on Form 18-K. We do not consider the distribution of our imports to be significant, and therefore do not report it.

6.    In tables 5 and 6, please indicate briefly the types of goods included in “other goods.”

Response: The categories listed in Table 5 were designed to highlight Québec’s industrial structure, and in particular, to provide insight into how international exports affect the performance of Québec’s manufacturing sectors. On the other hand, the categories listed in Table 6 are product groupings that primarily reflect the composition of domestic final demand for imports and, as a consequence, provide limited insight into the performance of Québec’s manufacturing sectors. We are very strongly of the view that the information as to exports is much more significant to an understanding of Québec’s economy and economic performance than is information on import categories, and that the information we include on import categories (covering roughly 70% of the total) provides all information that might be material.

The categories in Table 5 are not simply product groupings; rather, they reflect qualitative judgments as to which categories will provide the best insight into manufacturing sector performance. For example, foodstuffs would, if aggregated, represent a significant percentage of exports; but since foodstuffs are produced by a wide variety of different, and economically unrelated, methods of production, changes in the aggregate level of foodstuffs exports provide relatively less insight into the performance of Québec’s manufacturers than, say, aircraft and associated parts, or newsprint and printing paper. We therefore believe that Table 5, as currently constructed, provides the most meaningful information relating to Québec’s exports.

Going forward, Québec will continue to evaluate the categories reflected in Table 5, with a view toward possibly revising and expanding the groupings, if further meaningful information would result. In addition, in future 18-K filings, for the sake of clarity, Québec will add disclosure to the effect that, in the case of both Table 5 and Table 6, the “other” category represents diverse products or product groups from a broad range of industrial and manufacturing sectors.

Public Sector Debt, page 37

7.    Please provide the debt disclosure, including the supplementary data, as of the most recent practicable date.

Response: Québec prepares the detailed analysis set forth under “Public Sector Debt” on an annual basis. Because this is a comprehensive discussion of public sector debt, covering the municipal sector and other educational and health and social services institutions in addition to the Government itself, it requires a substantial effort to prepare. The subsequently filed monthly reports and the Mid-year Update contain very comprehensive updating information with respect to government finances, which represents the principal determinant of changes in public debt. In connection with the pendency of the Registration Statement, we have also filed, on a Report on Form 18-K/A, a supplemental table that updates, to the extent practicable, the table of Government Borrowings (Table 24) set forth in Exhibit 99.1 to the 2010 18-K. The supplemental table sets forth the following information for the nine months ended December 31, 2010: (i) new borrowings by Québec and (ii) borrowings by Québec that have been repaid at maturity (Québec has not redeemed any debt during this period).

While it might be theoretically possible also to update the information as to other governmental borrowings in Table 24, and the other statistics and analysis set forth in the “Public Sector Debt” section, it would be quite burdensome to do so and we submit that such a discussion would not add any material information to that already incorporated by reference into the Registration Statement, including the new supplemental table.